UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing
MAR 02 2020
Washington, DC

20004773

SEC FILE NUMBER
8-69915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redbridge Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2591 Dallas Parkway - Suite 300
(No. and Street)

Frisco	TX	75034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick J. Marron (516) 287 2726
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Freeman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redbridge Securities LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public
MY COMMISSION EXPIRES: 4/14/23

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDBRIDGE SECURITIES LLC

(S.E.C. NO. 8-69915)

Statement of Financial Condition
December 31, 2019
and
Independent Auditor's Report

This report is filed as a PUBLIC document in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Redbridge Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Redbridge Securities LLC (the "Company") as of December 31, 2019, and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis* for *Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As more fully described in Note 5 to the financial statement, the Company has material transactions with its parent company, BBAE Holdings LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. Our opinion is not modified with respect to this matter.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2018.

February 27, 2020

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

Redbridge Securities LLC
Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	88,444
Deposit with clearing broker		442,000
Due from clearing broker		95,047
Prepaid expenses		7,075
Total assets	$	632,566
Liabilities and Member's Equity		
Liabilities		
Payable to Parent	$	24,568
Accrued professional fees		19,000
Other accrued expenses		3,664
Total		47,232
Member's equity		585,334
Total liabilities and member's equity	$	632,566

See notes to statement of financial condition.

Redbridge Securities LLC
Notes to Statement of Financial Condition
December 31, 2019

1. Organization

Redbridge Securities LLC (the "Company"), is a Delaware limited liability company which is wholly owned by BBAE Holdings LLC (the "Parent"), also a Delaware limited liability company, which is wholly owned by BBAE Holdings Ltd. Limited, a British Virgin Islands entity. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The liability of a limited liability company's member for the losses, debts and obligations of the Company is generally limited to its capital contributions.

The Company engages in securities transactions for customers but carries no customer accounts on its books. All customer transactions are cleared through a clearing broker, who carries the customers' accounts, on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less. The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At times balances have been in excess of such insurance coverage.

Income Taxes

The Company and the Parent are disregarded entities for income tax purposes, the Company's results of operations are included in the income tax returns of BBAE Holdings Ltd. Limited.

Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 27, 2020, the date the financial statements were available for issuance. Between December 31, 2019 and February 27, 2020, the Company distributed $60,000 to its Parent as capital distributions.

3. Clearing Broker

The Company introduces its customers on a fully disclosed basis to Apex. Under its clearing agreement, the Company must maintain a clearing deposit of $442,000 which will increase to $500,000 effective January 1, 2021. Pursuant to the Company's clearing agreement, the clearing broker remits payment to the Company in connection with the Company's brokerage activities generally during the subsequent month in which revenues are earned. At December 31, 2019, the amount due from the clearing broker is $95,047, of which $68,388 was due to be received within thirty days from year end and therefore was considered allowable for net capital computation purposes.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2019, the Company had net capital, as defined, of $551,600, which exceeded the required minimum net capital of $50,000 by $501,600. Aggregate indebtedness at December 31, 2019 totaled $47,232. The percentage of aggregate indebtedness to net capital was 8.56%.

5. Related Party Transactions

The Company and the Parent maintain an Administrative Services Agreement (the "Agreement") in a manner consistent with SEC rules 15c3-1, 17a-3, 17a-4 and 17a-5 and other relevant SEC and FINRA regulations and interpretations, whereas the Parent agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company agrees to reimburse the Parent for such expenses.

Payable to Parent in the accompanying statement of financial condition of $24,568 arose from the activities discussed above.

As the Parent provides the Company with office space for which the Parent is the lessee, the disclosure requirements of ASC 842 concerning leases are not applicable.